May 4, 2018
Mayer Brown LLP
1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910
www.mayerbrown.com

Anna T. Pinedo
Direct Tel +1 212 506 2275
apinedo@mayerbrown.com

By EDGAR

Kevin Woody
Branch Chief
Office of Real Estate and Commodities
Securities and Exchange Commission
Washington, D.C. 20059

Re:	Vaulted Gold Bullion Trust Form 10-K Filed January 26, 2018 File No. 333-194144

Dear Mr. Woody:

On behalf of our client, Vaulted Gold Bullion Trust (the “Trust”), and Bank of Montreal, the depositor of the Trust (“Bank of Montreal”), we are submitting this letter in response to the comments contained in the Commission Staff’s letter dated February 12, 2018 regarding the above-captioned matter (the “Comment Letter”).

For ease of reference, we have repeated below in bold face type the comments received from the Commission Staff in the Comment Letter, and have indicated below our response.

Note 5. Financial Highlights, page F-13

1.
We note that the entire decrease in Net Asset Value per Receipt is attributable to an unrealized decrease in value of your investment in gold. Please further explain this adjustment in light of the $1.6 million unrealized gain recognized in your financial statements, and consider expanding disclosure in the MD&A to address the drivers of changes in Net Asset Value per Receipt for the periods presented.

We appreciate the Staff’s question and comment.  The disparity in Net Asset Value (NAV) per Receipt and unrealized gain recognized in the financial statements is due to the timing of the Trust’s investment in gold and the relative market movements in the spot price of gold.

As the Trust’s objective is to provide an investor with investment exposure aligned to the fair value of gold, NAV per Receipt will fluctuate with its spot price each reporting.

Mayer Brown LLP operates in combination with other Mayer Brown entities, which have offices in North America,
Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown llp

Kevin Woody
May 4, 2018
Page 2

The unrealized gain is driven by a significant subscription in receipts during the October 31, 2017 fiscal year.  The timing of this subscription resulted in an investment in gold when the spot price was below that of the October 31, 2017 spot price.  As this investment represents approximately 95% of the Trust’s net assets, the impact from an upward trend in spot price of gold during 2017 more than offset the slight decline in spot price from October 31, 2016 to October 31, 2017.

Prospectively we will endeavor to provide additional information within the Trust’s MD&A to address the reporting period changes in Net Asset Value per Receipt.

Item 9A. Controls and Procedures, page 17

2.	Please tell us why you have not filed management’s report on internal control over financial reporting in accordance with Item 308(a) of Regulation S-K.

We acknowledge the Staff’s comment that the management’s report on internal control over financial reporting was not included in Item 9A of the Trust’s Form 10-K for the year ended October 31, 2017 filed with the Commission on January 26, 2018 (the “Form 10-K”). The registrant will amend its Form 10-K by updating Item 9A of the Form 10-K to include management’s report on internal control over financial reporting in accordance with Item 308(a) of Regulation S-K. A proposed draft of the revised Item 9A disclosure (as amended and restated) is attached as Annex A.

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We appreciate the Staff’s time and attention to this matter.  Please call with any questions.

Very truly yours,

/s/ Anna T. Pinedo

Anna T. Pinedo

Mayer Brown llp

Kevin Woody
May 4, 2018
Page 3

Annex A

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures

The Trust maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”), and that such information is accumulated and communicated to an executive or senior officer of the Initial Depositor familiar with and responsible for supervising the Trust and its operations, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of an executive or senior officer of the Initial Depositor, the Initial Depositor conducted an evaluation of the Trust’s disclosure controls and procedures, as defined under Exchange Act Rules 13a-15(e) and 15d-15(e). Based on this evaluation, the designated officer of the Initial Depositor concluded that, as of October 31, 2017, the Trust’s disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting

The management of the Initial Depositor is responsible for establishing and maintaining adequate internal control over financial reporting of the Trust. Internal control over financial reporting is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) and is a process designed by, or under the supervision of, an executive or senior officer of the Initial Depositor, and effected by the management of the Initial Depositor and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Trust’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with the authorizations of the Initial Depositor’s management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Mayer Brown llp

Kevin Woody
May 4, 2018
Page 4

The management of the Initial Depositor has assessed the effectiveness of the Trust’s internal control over financial reporting as of October 31, 2017.  In making its assessment, the management of the Initial Depositor has utilized the criteria set forth by the Committee of Sponsoring Organizations (“COSO 2013”) of the Treadway Commission in Internal Control – Integrated Framework (2013 framework). Management concluded that based on its assessment, the Trust’s internal control over financial reporting was effective as of October 31, 2017.

This annual report does not include an attestation report of the Trust’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Trust’s registered public accounting firm pursuant to the rules of the SEC that permit emerging growth companies to provide only the management report on internal control over financial reporting included in this annual report.

Changes in internal control over financial reporting

There have been no changes in the Trust’s or Initial Depositor’s internal control over financial reporting that occurred during the Trust’s fiscal year ended October 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Trust’s or Initial Depositor’s internal control over financial reporting.